UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

COOPER-STANDARD HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	20-1945088 (IRS Employer Identification No.)

40300 Traditions Drive, Northville, Michigan (Address of principal executive offices)	48168 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None.

Title of each class to be so registered	Name of each exchange on which each class is to be registered
N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: Series A Junior Participating Preferred Stock Purchase Rights

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On November 7, 2022, the Board of Directors (the “Board”) of Cooper-Standard Holdings Inc. (the “Company”) adopted a Section 382 rights plan and declared a dividend of one right (a “Right”) for each outstanding share of the Company’s common stock, par value $0.001 per share (the “Common Stock”), to stockholders of record at the close of business on November 17, 2022. Each Right entitles its holder, under certain circumstances described below, to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company, par value $0.001 per share (the “Series A Preferred Stock”), at an exercise price of $50.00 per Right, subject to adjustment. The description and terms of the Rights are set forth in a Section 382 Rights Agreement, dated as of November 7, 2022, by and between the Company and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (the “Rights Agreement”).
The Board adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating losses, any loss or deduction attributable to a “net unrealized built-in loss” and other tax attributes (collectively, “Tax Benefits”). The Company views its Tax Benefits as highly valuable assets, which are likely to inure to the benefit of the Company and its stockholders. However, if the Company experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code, as amended (the “Code”), its ability to use the Tax Benefits could be substantially limited, and the timing of the usage of the Tax Benefits could be substantially delayed, which could significantly impair the value of the Tax Benefits. Generally, an “ownership change” occurs if the percentage of the Company’s stock owned by one or more “five percent stockholders” increases by more than fifty percentage points over the lowest percentage of stock owned by such stockholders at any time during the prior three-year period or, if sooner, since the last “ownership change” experienced by the Company. The Rights Agreement is intended to act as a deterrent to any person acquiring 4.9% or more of the outstanding shares (an “acquiring person”) of the Common Stock without the approval of the Board. This would protect the Tax Benefits because changes in ownership by a person owning less than 4.9% of the Common Stock are not included in the calculation of “ownership change” for purposes of Section 382 of the Code. Stockholders who beneficially own 4.9% or more of the Company’s outstanding Common Stock as of the date of the Rights Agreement will not be deemed to be an “acquiring person.”
The Rights. The Board authorized the issuance of one Right per each outstanding share of Common Stock on November 17, 2022. If the Rights become exercisable, each Right would allow its holder to purchase from the Company one one-hundredth of a share of the Series A Preferred Stock for a purchase price of $50.00. Each fractional share of Series A Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one common share. Prior to exercise, however, a Right does not give its holder any dividend, voting or liquidation rights.
Exercisability. The Rights will not be exercisable until the earlier of:
•10 days after the Company’s public announcement that a person or group has become an acquiring person; and
•10 business days (or a later date determined by the Board) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

The date on which the Rights become exercisable is referred to as the “distribution date.” Until the distribution date, the certificates for the shares of Common Stock will also evidence the Rights and will contain a notation to that effect. Any transfer of shares of Common Stock prior to the distribution date will constitute a transfer of the associated Rights. After the distribution date, the Rights will separate from the shares of Common Stock and be evidenced by right certificates, which the Company will mail to all holders of Rights that have not become void.
Flip-in Event. After the distribution date, if a person or group already is or becomes an acquiring person, all holders of Rights, except the acquiring person, may exercise their Rights upon payment of the purchase price to purchase shares of Common Stock (or other securities or assets as determined by the Board) with a market value of two times the purchase price.
Flip-over Event. After the distribution date, if a flip-in event has already occurred and we are acquired in a merger or similar transaction, all holders of Rights except the acquiring person may exercise their Rights, upon payment of the purchase price, to purchase shares of the acquiring corporation with a market value of two times the purchase price of the Rights.
Expiration. The Rights will expire, unless earlier terminated, on the earliest to occur of: (i) the close of business on November 6, 2025; (ii) the time at which the Rights are redeemed; (iii) the time at which all exercisable Rights are exchanged; (iv) the close of business on November 6, 2023, if the approval of the Company’s stockholders of the Rights Agreement has not been obtained by that date; (v) the repeal of Section 382 of the Code if the Board determines that the Rights Agreement is no longer necessary or desirable for the preservation of the Tax Benefits; or (vii) the time at which the Board determines that the Tax Benefits are fully utilized or no longer available under Section 382 of the Code or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the Tax Benefits, or materially impair the amount of the Tax Benefits that could be used by the Company in any particular time period, for applicable tax purposes.
Redemption. The Board may redeem all (but not less than all) of the Rights for a redemption price of $0.001 per Right at any time before the later of the distribution date and the date of the Company’s first public announcement or disclosure that a person or group has become an acquiring person. Once the Rights are redeemed, the Right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the redemption price. The Board may adjust the redemption price if the Company declare a stock split or issues a stock dividend on the Common Stock.
Exchange. After the later of the distribution date and the date of the Company’s first public announcement that a person or group has become an acquiring person, but before any person beneficially owns 50% or more of the Company’s outstanding shares of Common Stock, the Board may exchange each Right (other than Rights that have become void) for one share of Common Stock or an equivalent security.
Anti-Dilution Provisions. The Board may adjust the purchase price of the shares of Series A Preferred Stock, the number of shares of Series A Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the Series A Preferred Shares or the shares of Common Shares. No adjustments to the purchase price of less than 1% will be made.
Amendments. Before the time that the Rights cease to be redeemable, the Board may amend or supplement the Rights Agreement without the consent of the holders of the Rights, except that no amendment may decrease the redemption price below $0.001 per Right. At any time thereafter, the Board may amend or supplement the Rights Agreement only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions or to make any additional changes to the Rights Agreement, but only to the extent that those changes do not impair or adversely affect any Rights holder and do not result in the Rights again becoming redeemable. The limitations on the ability of the Board to amend the Rights Agreement does not affect the power or ability of the Board to take any other action that is consistent with its fiduciary duties, including, without limitation, accelerating or extending the expiration date of the Rights, making any amendment to the Rights Agreement that is permitted by the Rights Agreement or adopting a new rights agreement with such terms as the Board determines in its sole discretion to be appropriate.
No Rights as Stockholder. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.
Miscellaneous. The issuance of the Rights should not be taxable to the Company or to stockholders under presently existing federal income tax law. However, if the Rights become exercisable or are redeemed, stockholders may recognize taxable income, depending on the circumstances then existing.
The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock of Cooper-Standard Holdings Inc. filed with the Secretary of State of the State of Delaware on November 7, 2022.

4.1
Section 382 Rights Agreement, dated as of November 7, 2022, by and between Cooper-Standard Holdings Inc. and Broadridge Corporate Issuer Solutions, Inc., which includes the Form of Certificate of Designation as Exhibit A, Form of Rights Certificate as Exhibit B, and the Form of Summary of Rights as Exhibit C.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 7, 2022	Cooper-Standard Holdings Inc. By: /s/ Joanna M. Totsky _________________________________ Name: Joanna M. Totsky Title: Senior Vice President, Chief Legal Officer and Secretary

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